October 26, 2009

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

>   **Re: Western Asset Global Credit Defined**
>   **Opportunity Fund, Inc.**
>   **File Nos. 333-162012; 811-22334**

Dear Ms. Cogan:

We have reviewed the registration statement on Form N-2 for Western Asset Global Credit Defined Opportunity Fund, Inc. (the "Fund"), filed with the Commission on September 18, 2009. We have the following comments.

Prospectus Cover Page

Investment Objectives and Strategies

1.   Please clarify what is meant by "substantially all of the Fund's net assets."

2.   Please define the term "Managed Assets" when it is first used. Also, please clarify the meaning of the term "defined opportunity."

Pricing Table

3.   In your response letter, confirm that the pricing table will appear on the outside front cover page of the prospectus.

Leverage

4.   Please disclose whether the Fund may borrow for purposes other than leverage. Also, please disclose the complete definition of what is included in "borrowing."

5.	Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, what are the terms that materially affect the Fund (*e.g.*, any pledge of assets or limits on portfolio instruments).

Table of Contents

6.	Delete the last sentence of the boldface paragraph, or, in the alternative, please disclose the Fund's duty to update its prospectus if there are any material changes.

Prospectus Summary

Who May Want to Invest

7.	Explain the reason, if any, for selecting the liquidation date for the Fund of "on or about December 2, 2024," versus any other date.

8.	Please clarify whether, absent shareholder approval to extend the life of the Fund, the Fund's last liquidating distribution is expected to occur on or about December 2, 2024.	If the latter, then disclose the approximate date by which the Fund is expected to make its final liquidating distribution.

Investment Strategies and Policies

9.	Please clarify whether preferred shares in which the Fund may invest could include auction rate preferred shares, and, if so, please highlight the risks.

10.	Please disclose the maximum percentage of Fund assets that may be invested in illiquid securities, as well as any regulatory limitations.

11.	Please disclose that "Credit" in the Fund's name relates to securities of any credit quality.

12.	Please clarify what is meant by "located" in a country.	Also, please disclose whether investments in governments are included in the 80% limit, or are limited to 20%.

13.	Please disclose the expected duration or the dollar weighted average portfolio maturity of the Fund.

14.	Disclose the names of the members of the Western Asset Global Credit Team, and clarify how the team is affiliated with the Fund's sub-adviser. Also, please disclose whether the "Team" has investment decision authority over the adviser or sub-adviser.

Leverage

15.   Please disclose that the Fund will not issue preferred shares or debt during its first twelve months of operations, or in the alternative, revise the fee table to reflect the costs of leveraging.
16.   Please state that a conflict of interest is created by higher advisory service fees because the adviser has a financial incentive to utilize leverage.

Derivatives

17.   Please disclose the maximum percentage of Fund assets that may be invested in derivatives. Also, disclose whether the Fund may use derivatives for speculative purposes or merely for hedging.

18.   Please confirm that leveraging risk through derivatives does not constitute a "borrowing" and, therefore, is not included within managed assets.

19.   Please disclose that the life of the Fund may be altered if it is acquired by another fund or it fails financially.

Selected Risk Considerations

20.   In the section titled "Leverage Risk," please expand the disclosure to include a discussion of the characteristics, limitations, rights and risks of issuing senior securities, such as preferred shares or debt instruments.

Summary of Fund Expenses

21.   Given that there are no acquired fund fees and expenses shown in the fee table, please confirm to the staff in your response letter that the Fund will not make any investments that may trigger the need for an acquired fund fees and expenses line item in the fee table.

22.   Please give a simple explanation that the fee table is based on net assets, whereas the contracts are based on managed assets. Also, we note that footnote 5 repeats the information in the Example's introductory paragraph.

The Fund's Investments

23.   Disclose whether leveraging is carved out from the Fund's percentage limitations on investments.

24.   In the section titled "Defensive Strategies," please add the word "Temporary" in the title.

Use of Leverage

25.   Please briefly disclose any conflict between the statutory restrictions on distributions (during the required asset coverage) and the Fund's managed distribution policy.

Managed Distribution Policy

26.   Please state that a return of capital merely represents a return of a shareholder's original investment and does not represent a gain or income on the Fund's investments.

Underwriting

27.   Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Statement of Additional Information

Investment Restrictions

28.   Please identify the "certain practices and investments [that] may involve leverage but are not considered to be borrowings. Also, add appropriate disclosure in the prospectus and SAI about whether the Fund will invest in reverse repurchase agreements as a form of borrowing. Also, please add the phrase "or group of industries" after the phrase "in any one industry."

Certain Provisions in the Articles of Incorporations and By-Laws

29.   Please expand the discussion to disclose, if accurate, that the Articles and By-Laws could hinder or effectively prevent the ability of other entities or persons to acquire control of the Fund, potentially at a price above net asset value.

General Comments

30.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

31.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel